U.S. SECURITIES [redacted] SION
WAS



07004412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Informatio
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-66313

REPORT FOR THE PERIOD BEGINNING 1/1/06 MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PANAMERICAN CAPITAL SECURITIES, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
745 Fifth Ave, Suite 1406
(No. and Street)

New York	New York	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stone (212) 752-2860
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC as at December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

PANAMERICAN CAPITAL SECURITIES, LLC



David Stone, Managing Member

Subscribed and sworn to
before me this 26 day of February, 2007



Notary Public

RONA TROKIE
Notary Public, State of New York
No. 01TR5072947
Qualified in New York County
Commission Expires Feb. 10, 2011

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [ ] (c) statement of income.
- [ ] (d) statement of cash flows.
- [ ] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2006

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160

FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Members of
PanAmerican Capital Securities, LLC
745 Fifth Ave, Suite 1406
New York, New York 10151

We have audited the accompanying statement of financial condition of PanAmerican Capital Securities, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PanAmerican Capital Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 23, 2007

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006
EXHIBIT A

ASSETS		
Cash	$	28,006
TOTAL ASSETS	$	28,006
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accounts payable	$	384
Accrued expenses		8,400
Due to member - Note C		3,390
TOTAL LIABILITIES		12,174
MEMBER'S CAPITAL		
Member's capital		15,832
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	28,006

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2006

Nature of Operations and Capitalization of the Company

PanAmerican Capital Securities LLC ("the Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered general securities broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission (SEC) and the National Association of Securities Dealers Inc. (NASD).

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing a financial statement in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers, as defined in Rule 15c3-3, and therefore has no amounts reportable under the rule.

Note B - Income Taxes

The Company is a limited liability company and, as such under the provisions of the Internal Revenue Code and comparable state regulations, it does not pay federal or state corporate income taxes on its taxable income. Instead, the member reports his proportionate share of taxable income on his personal income tax return.

Note C - Due to Member

The Company has transactions with its sole member, PanAmerican Capital Partners, LLC ("Capital"). The Company has an expense sharing agreement with Capital for administrative services, which includes payroll, occupancy and communications.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $15,832, which was $10,832 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.77 to 1.

END